Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited)

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - expressed in thousands of Canadian dollars)

	Note	March 31, 2022	December 31, 2021
ASSETS
Current
Cash and cash equivalents		$56,839	$40,313
Marketable securities	8	480	840
Receivables	5,10	4,334	7,254
Prepaid expenses		3,793	5,789
		65,446	54,196
Marketable securities	8	6,406	4,252
Deposits		2,208	2,208
Deferred transaction costs	6	341	-
Exploration and evaluation interests	7	75,178	75,531
Capital assets	9	18,658	18,775
Total assets		$168,237	$154,962
LIABILITIES
Current
Accounts payable and accrued liabilities	10	$13,507	$12,537
Current portion of lease liability		431	494
Flow-through share premium liability	11	9,545	12,413
		23,483	25,444
Long-term lease liability		825	818
Provision for closure and reclamation		4,798	5,151
Total liabilities		29,106	31,413
SHAREHOLDERS’ EQUITY
Capital stock	12	407,362	361,982
Reserves	12	29,826	40,608
Deficit		(298,057)	(279,041)
Total shareholders’ equity		139,131	123,549
Total liabilities and shareholders’ equity		$168,237	$154,962

NATURE OF OPERATIONS (NOTE 1)

CONTINGENCIES (NOTE 14)

SUBSEQUENT EVENTS (NOTE 15)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed "Craig Parry"	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - expressed in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended March 31,
	Note	2022	2021
Accretion		$18	$38
Administrative salaries	10	563	690
Communications		553	243
Consulting		126	726
Depreciation	9	77	100
Exploration and evaluation	7	20,004	29,193
Flow-through share premium recovery	11	(2,868)	(3,040)
Insurance		542	107
Interest income		(56)	(80)
Loss (gain) on marketable securities	8	(1,794)	624
Office and administration		163	149
Professional fees		438	327
Share-based payments	10,12	1,169	753
Transfer agent and listing fees		49	82
Travel		32	-
Loss and comprehensive loss for the period		$(19,016)	$(29,912)
Loss per share – basic and diluted		$(0.29)	$(0.56)
Weighted average number of common shares outstanding – basic and diluted		65,818,429	54,418,865

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in thousands of Canadian dollars, except shares)

								Total
	Capital Stock		Reserves					Shareholders’
	(Note 12)		(Note 12)				Deficit	Equity
	Shares	Amount	Options	Restricted Share Units	Investment Rights	Warrants
Balance, December 31, 2020	54,185,499	$241,340	$14,885	$-	$-	$14,200	$(161,474)	$108,951
Private placements	959,497	17,271	-	-	-	-	-	17,271
Exercise of options	177,850	1,337	(399)	-	-	-	-	938
Share issue costs	-	(5)	-	-	-	-	-	(5)
Flow-through share premium	-	(6,143)	-	-	-	-	-	(6,143)
Share-based payments	-	-	1,206	-	-	-	-	1,206
Tahltan Investment Rights	-	-	-	-	5,000	-	-	5,000
Loss for the period	-	-	-	-	-	-	(29,912)	(29,912)
Balance, March 31, 2021	55,322,846	$253,800	$15,692	$-	$5,000	$14,200	$(191,386)	$97,306

Balance, December 31, 2021	65,392,363	$361,982	$23,710	$198	$2,500	$14,200	$(279,041)	$123,549
Exercise of options	441,872	3,509	(1,168)	-	-	-	-	2,341
Vesting of Restricted Share Units	48,074	200	-	(200)	-	-	-	-
Exercise of warrants	2,812,500	41,701	-	-	-	(11,326)	-	30,375
Share issue costs	-	(30)	-	-	-	-	-	(30)
Share-based payments	-	-	1,886	26	-	-	-	1,912
Loss for the period	-	-	-	-	-	-	(19,016)	(19,016)
Balance, March 31, 2022	68,694,809	$407,362	$24,428	$24	$2,500	$2,874	$(298,057)	$139,131

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in thousands of Canadian dollars)

	For the three months ended March 31,
	2022	2021
OPERATING ACTIVITIES
Loss for the period	$(19,016)	$(29,912)
Items not affecting cash
Accretion	20	58
Depreciation	586	264
Flow-through share premium recovery	(2,868)	(3,040)
Realized gain on marketable securities	-	(725)
Unrealized loss (gain) on marketable securities	(1,794)	1,349
Share-based payments	1,912	1,206
Changes in non-cash operating working capital
Receivables	2,920	(906)
Prepaid expenses	1,996	(331)
Accounts payable and accrued liabilities	665	109
Net cash used in operating activities	(15,579)	(31,928)
INVESTING ACTIVITIES
Purchase of marketable securities	-	(87)
Proceeds from sale of marketable securities	-	1,011
Deferred transaction costs	(341)	-
Purchase of capital assets	(152)	(1,868)
Net cash used in investing activities	(493)	(944)
FINANCING ACTIVITIES
Lease payments	(88)	(505)
Private placements	-	17,271
Proceeds from issuance of Tahltan Investment Rights	-	5,000
Proceeds from warrant exercises	30,375	-
Proceeds from option exercises	2,341	938
Share issue costs	(30)	(5)
Net cash provided by financing activities	32,598	22,699
Change in cash and cash equivalents during the period	16,526	(10,173)
Cash and cash equivalents, beginning of the period	40,313	37,821
Cash and cash equivalents, end of the period	$56,839	$27,648
Cash and cash equivalents comprise:
Cash	$52,110	$23,419
Cash equivalents	4,729	4,229
Cash and cash equivalents, end of the period	$56,839	$27,648

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 13)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties focused in British Columbia. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company’s stock is trading on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at March 31, 2022, the Company has cash and cash equivalents of $56,839,000. Based on forecasted expenditures, this balance would be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operations), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of shares. There can be no guarantees that future equity financings will be available on acceptable terms or at all, in which case the Company may need to reduce its longer-term exploration and evaluation plans.

On February 23, 2022, the Company incorporated a wholly-owned subsidiary, Golden Triangle Transport Corp., for the purpose of complying with the regulatory safety requirements relating to Eskay Creek property.

2.	BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full financial statements as at and for the year ended December 31, 2021.

Except as described in Note 3, the same accounting policies were used in the preparation of these unaudited condensed interim consolidated financial statements as for the most recent annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

The Board of Directors approved these unaudited condensed interim consolidated financial statements on May 12, 2022.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Comparative information

During the year ended December 31, 2021, the Company consolidated its issued and outstanding common stock on a 4 old for 1 new basis (the “Share Consolidation”). All share and per share information within these unaudited condensed interim consolidated financial statements reflect the Share Consolidation.

Significant accounting estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2021.

3.	NEW STANDARDS AND INTERPRETATIONS ADOPTED

New standards and interpretations adopted on January 1, 2022

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use. The amendment prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost of sales in profit or loss.

This amendment is effective for annual periods beginning on or after January 1, 2022. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current.  The amendments:

●	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period";
●	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
●	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.NEW STANDARDS AND INTERPRETATIONS ADOPTED (continued)

New standards and interpretations not yet adopted (continued)

This amendment is effective for annual periods beginning on or after January 1, 2023.  Earlier application is permitted. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are comprised of the following:

Financial Instrument	Category	March 31, 2022	December 31, 2021
Cash and cash equivalents	Amortized cost	$56,839	$40,313
Receivables	Amortized cost	$77	$56
Marketable securities	Fair value through profit or loss	$6,886	$5,092
Accounts payable	Amortized cost	$9,998	$10,950

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The carrying values of the Company’s cash and cash equivalents, receivables and accounts payable approximate their fair values due to the short-term nature of these instruments. Marketable securities are measured using Level 1 inputs.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9, Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at March 31, 2022, the Company is exposed to market risk on its marketable securities. A 10% change in the share price of the Company’s marketable securities at March 31, 2022 (Note 8) would result in a $689,000 change to the carrying value of the Company’s marketable securities and a change of the same amount to the Company’s unrealized gain on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

To protect the Company from unexpected remediation costs and to comply with the requirements of the Mines Act (British Columbia), a reclamation security has been provided to Ministry of Energy and Mines in the form of a surety bond. The Company has provided surety covering a total $15,950,000 of reclamation security at March 31, 2022 (December 31, 2021 – $15,798,000).

Liabilities presented as accounts payable and accrued liabilities are generally due within 90 days of March 31, 2022.

Other risks

COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions.

To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	RECEIVABLES

Receivables are comprised of the following:

	March 31, 2022	December 31, 2021
Mineral Exploration Tax Credit	$3,350	$3,793
Goods and services tax	907	3,405
Other	77	56
Total	$4,334	$7,254

6.	PROPOSED TRANSACTIONS

On March 29, 2022, the Company entered into an agreement with QuestEx Gold & Copper Ltd. (“QuestEx”) whereby Skeena agreed to acquire all of the issued and outstanding common shares of QuestEx, pursuant to a court approved plan of arrangement (the “QuestEx Transaction”) for share and cash consideration. QuestEx is an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects include KSP, Kingpin, Heart Peaks, Castle, Moat, Coyote, and North ROK. As at March 29, 2022, the Company owned approximately 14% of QuestEx’s common shares. The consideration payable will consist of $0.65 cash and 0.0367 of a Skeena common share for each QuestEx common share, representing consideration of approximately $42 million for the common shares of QuestEx that Skeena does not already own (approximately $49 million including common shares of QuestEx that Skeena owns (Note 8)). The value of Skeena common shares is expected to vary and will cause variation in the valuation of the share consideration issuable to QuestEx shareholders upon closing. The Company will issue Skeena replacement options and warrants upon closing to the holders of QuestEx options and warrants at an exercise price and number that reflects the exchange ratio. Closing of the QuestEx Transaction is subject to obtaining QuestEx shareholders’ approval at their annual general and special meeting to be held on May 25, 2022, obtaining regulatory approval, and the fulfilment of other customary closing conditions.

Concurrent with the QuestEx Transaction, Skeena has signed an agreement with Newmont Corporation (“Newmont”) dated March 29, 2022 to vend certain QuestEx properties (including Heart Peaks, Castle, Moat, Coyote, North ROK properties, and related assets) to Newmont via an asset purchase agreement on completion of the QuestEx Transaction for total cash consideration payable to Skeena of approximately $27 million (the “Newmont Transaction”).

A termination fee of $1,500,000 would be paid by QuestEx to the Company upon termination of the QuestEx Transaction, of which $750,000 would be paid by the Company to Newmont.

Transaction costs include $700,000 in cash and common shares of the Company, payable on the closing of the QuestEx Transaction and Newmont Transaction. During the three months ended March 31, 2022, the Company incurred transaction costs of $341,000 which were capitalized in the statement of financial position as deferred transaction costs.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	EXPLORATION AND EVALUATION INTERESTS

Eskay Creek Property, British Columbia, Canada

On October 2, 2020, Skeena completed the acquisition of 100% ownership interest in Eskay Creek property (“Eskay”) from Barrick Gold Inc. (“Barrick”), a wholly-owned subsidiary of Barrick Gold Corporation. Eskay consists of eight mineral leases, two surface leases and several unpatented mining claims totaling 6,151 hectares.

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip property (“Snip”) from Barrick. The optioned property consists of one mining lease, holding the former Snip gold mine and four mineral tenures located in the Golden Triangle of British Columbia.

On October 14, 2021, Hochschild exercised its option on Snip. Pursuant to the option agreement, Hochschild would need to incur expenditures of approximately $100 million during the option period. Should Hochschild successfully complete the earn-in, a joint venture would be established between Skeena and Hochschild.

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in an area of northwest BC known as the Ice Mountain Lands, also known as the Spectrum property (“Spectrum”). On April 8, 2021, Skeena announced that a new conservancy to protect the environmental and wildlife of Tahltan territory had been created covering Spectrum. Skeena returned its Spectrum mineral tenures, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate in creating this conservancy.

Exploration and evaluation assets

	Eskay	Snip	Total
Balance, December 31, 2020	$73,182	$1,892	$75,074
Adjust closure liability	787	(805)	(18)
Additions	475	-	475
Balance, December 31, 2021	$74,444	$1,087	$75,531
Adjust closure liability	(488)	135	(353)
Balance, March 31, 2022	$73,956	$1,222	$75,178

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

Three months ended March 31, 2022	Eskay	Snip	Total
Accretion	$2	$-	$2
Assays and analysis/storage	968	236	1,204
Camp and safety	415	-	415
Claim renewals and permits	91	14	105
Depreciation (Note 9)	509	-	509
Drilling	583	-	583
Electrical	283	-	283
Environmental studies	1,293	25	1,318
Equipment rental	2,262	1	2,263
Fieldwork, camp support	4,585	43	4,628
Fuel	685	-	685
Geology, geophysics, and geochemical	5,759	-	5,759
Helicopter	262	-	262
Metallurgy	17	-	17
Share-based payments (Note 10)	743	-	743
Transportation and logistics	1,227	1	1,228
Total for the period	$19,684	$320	$20,004

Three months ended March 31, 2021	Eskay	Snip	Total
Accretion	$20	$-	$20
Assays and analysis/storage	2,038	167	2,205
Camp and safety	2,613	218	2,831
Claim renewals and permits	112	17	129
Community relations	20	-	20
Depreciation (Note 9)	164	-	164
Drilling	1,736	2,120	3,856
Electrical	95	177	272
Environmental studies	951	529	1,480
Equipment rental	2,179	1,353	3,532
Fieldwork, camp support	2,590	1,162	3,752
Fuel	876	415	1,291
Geology, geophysics, and geochemical	2,749	276	3,025
Helicopter	313	1,161	1,474
Metallurgy	99	5	104
METC and government sales tax recovery	(732)	-	(732)
Share-based payments (Note 10)	321	132	453
Transportation and logistics	4,707	610	5,317
Total for the period	$20,851	$8,342	$29,193

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

8.MARKETABLE SECURITIES

As at March 31, 2022, the Company held common shares of StrikePoint Gold Inc. (“SKP”) and QuestEx (“QEX”). The following is a continuity schedule of the marketable securities:

	Number of shares		Cost	Fair value		Total
	SKP	QEX	SKP + QEX	SKP	QEX
Balance, December 31, 2020	10,662,000	-	$832	$2,985	$-	$2,985
Acquired	-	5,668,642	3,415	-	3,415	3,415
Disposed	(4,661,000)	-	(364)	(1,256)	-	(1,256)
Realized gain	-	-	-	892	-	892
Unrealized gain (loss)	-	-	-	(1,781)	837	(944)
Balance, December 31, 2021	6,001,000	5,668,642	$3,883	$840	$4,252	$5,092
Unrealized gain (loss)	-	-	-	(360)	2,154	1,794
Balance, March 31, 2022	6,001,000	5,668,642	$3,883	$480	$6,406	$6,886

During the three months ended March 31, 2022, gain on marketable securities of $1,794,000 (2021 – loss of $624,000) is comprised of realized gain on marketable securities of $nil (2021 – gain of $725,000) and unrealized gain on marketable securities of $1,794,000 (2021 – loss of $1,349,000).

9.	CAPITAL ASSETS

					Right-of-Use
	Computer			Right-of-Use	Asset -
	Hardware		Buildings &	Asset - Office	Equipment	Leasehold
	& Software	Equipment	Structures	Lease	Leases	improvements	Total
Cost
Balance, December 31, 2020	$193	$1,194	$8,587	$1,683	$2,522	$2,511	$16,990
Additions	-	1,017	4,045	93	-	286	5,441
Transfer on purchase	-	578	-	-	(578)	-	-
Disposals	-	(40)	-	-	-	-	(40)
Balance, December 31, 2021	$193	$2,749	$12,632	$1,776	$1,944	$2,797	$22,091
Additions	-	114	343	12	-	-	469
Transfer on purchase	-	1,669	-	-	(1,669)	-	-
Balance, March 31, 2022	$193	$4,532	$12,975	$1,788	$275	$2,797	$22,560
Accumulated depreciation
Balance, December 31, 2020	$132	$456	$-	$479	$238	$-	$1,305
Depreciation – G&A	20	7	-	280	13	-	320
Depreciation – E&E (Note 7)	-	289	512	-	400	494	1,695
Disposals	-	(4)	-	-	-	-	(4)
Balance, December 31, 2021	$152	$748	$512	$759	$651	$494	$3,316
Depreciation – G&A	3	2	-	69	3	-	77
Depreciation – E&E (Note 7)	-	124	180	-	70	135	509
Transfer on purchase	-	640	-	-	(640)	-	-
Balance, March 31, 2022	$155	$1,514	$692	$828	$84	$629	$3,902
Carrying value
Balance, December 31, 2021	$41	$2,001	$12,120	$1,017	$1,293	$2,303	$18,775
Balance, March 31, 2022	$38	$3,018	$12,283	$960	$191	$2,168	$18,658

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

10.RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three months ended March 31, 2022 and 2021 is as follows:

	2022	2021
Director remuneration	$86	$59
Officer & key management remuneration[1]	$818	$374
Share-based payments	$1,092	$797

[1]

Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the unaudited condensed interim statements of loss and comprehensive loss.

Key management compensation

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the three months ended March 31, 2022 and 2021. During the three months ended March 31, 2022, share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense amount to $302,000 and $790,000, respectively (2021 – $201,000 and $596,000, respectively).

Recoveries

During the three months ended March 31, 2022, the Company recovered salaries of $1,000 (2021 – $3,000) from a company with a common officer as a result of billing employee time for services provided. The salary recoveries were recorded in administrative salaries expense.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at March 31, 2022 is $374,000 (December 31, 2021 – $nil) due to key management and companies with common directors or officers, in relation to key management compensation noted above.

Receivables

Included in receivables at March 31, 2022 is $6,000 (December 31, 2021 – $5,000) due from companies with common directors or officers, in relation to salary and other recoveries.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

11.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance, December 31, 2020	$1,335
Creation of flow-through share premium liability on issuance of flow-through shares	23,968
Settlement of flow-through share premium liability pursuant to qualified expenditures	(12,890)
Balance, December 31, 2021	$12,413
Settlement of flow-through share premium liability pursuant to qualified expenditures	(2,868)
Balance, March 31, 2022	$9,545

Issued during the year ended December 31, 2021: As a result of the issuance of flow-through shares during the year ended December 31, 2021, the Company had a commitment to incur $74,460,000 in qualifying Canadian exploration expenses (“CEE”) on or before December 31, 2022. As of December 31, 2021, the remaining commitment was $35,804,000 and during the three months ended March 31, 2022, $8,271,000 of this commitment was satisfied, with $27,533,000 remaining.

Issued during the three months ended March 31, 2022: There were no flow-through shares issued during the three months ended March 31, 2022.

12.CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements

On March 8, 2021, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $12,771,000 were raised by the issuance of 709,497 flow-through shares at a price of $18.00 per flow-through share.

On March 31, 2021, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $4,500,000 which were raised by the issuance of 250,000 flow-through shares at a price of $18.00 per flow-through share.

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

●	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
●	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
●	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
●	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.CAPITAL STOCK AND RESERVES (continued)

Tahltan Investment Rights (continued)

On July 19, 2021, Milestones 2 and 3 set forth within the agreement were met, resulting in the conversion of 199,642 Rights into 199,642 common shares of the Company valued at $2,500,000.

Share-based payments

Share purchase warrant, Restricted Share Units (“RSU”) and stock option transactions are summarized as follows:

	Warrants		RSU	Stock Options
		Weighted			Weighted
		Average			Average
	Number	Exercise Price	Number	Number	Exercise Price
Outstanding, December 31, 2020	2,812,500	$10.80	48,084	5,274,972	$5.16
Exercised	-	$-	-	(2,448,237)	$3.39
Cancelled	-	$-	-	(167,833)	$4.53
Granted	-	$-	8,000	2,616,222	$13.57
Outstanding, December 31, 2021	2,812,500	$10.80	56,074	5,275,124	$10.18
Exercised	(2,812,500)	$10.80	(48,074)	(441,872)	$5.30
Cancelled	-	$-	-	(9,166)	$13.42
Outstanding, March 31, 2022	-	$-	8,000	4,824,086	$10.63
Exercisable, March 31, 2022	-	$-	-	2,352,238	$9.58

The weighted average share price at the date of exercise of the stock options was $15.68 during the three months ended March 31, 2022 (2021 – $12.49).

The weighted average remaining contractual life of the stock options at March 31, 2022 is 3.70 years (December 31, 2021 – 3.95 years).

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

As at March 31, 2022, stock options outstanding were as follows:

	Number	Exercise Price	Expiry Date
Options	67,500	$3.08	January 15, 2023
	12,000	$1.64	April 15, 2024
	43,525	$1.80	August 7, 2024
	376,919	$4.16	January 17, 2025
	590,002	$4.48	May 8, 2025
	50,000	$11.72	July 27, 2025
	1,099,168	$10.08	November 27, 2025
	2,561,072	$13.58	June 25, 2026
	23,900	$12.52	October 4, 2026
	4,824,086	$10.63

13.SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the three months ended March 31, 2022 and 2021 are as follows:

	2022	2021
Capital asset additions included in accounts payable and accrued liabilities	$587	$1,671

During the three months ended March 31, 2022 and 2021, the Company did not make any payments towards interest or income taxes.

14.CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat Exploration Ltd. and its related parties have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA in April of 2016. After a prolonged period of inactivity, in March 2021, the Company applied to have one of these claims dismissed. The application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, however these matters are not expected to have a material effect on the financial statements of the Company.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(Unaudited - expressed in thousands of Canadian dollars within tables, unless otherwise noted)

14.CONTINGENCIES (continued)

On August 27, 2021, an individual holding a mineral claim on the lands that underlie Skeena’s Albino Lake Storage Facility applied to the Chief Gold Commissioner for a determination as to the ownership of the “minerals” in the materials deposited in the Albino Lake Storage Facility by the previous operators of the Eskay Creek Mine. The materials in question consist of tailings and minerals, containing sulphides and certain deleterious elements from the Eskay Creek Mine and are managed by Skeena under a Lands Act surface lease, and authorizations under the Mines Act and Environmental Management Act. Notwithstanding Skeena’s ongoing environmental obligations in respect of these materials, on February 7, 2022, the Chief Gold Commissioner handed down a decision, determining that the individual, Richard Mills, owns all the materials in the Albino Lake Storage Facility. On March 7, 2022, the Company filed an appeal against the Chief Gold Commissioner’s decision to the Supreme Court of British Columbia in accordance with the appeal provisions in the BC Mineral Tenure Act. The outcome of this matter is not determinable at this time, however this matter is not expected to have a material effect on the financial statements of the Company.

15.SUBSEQUENT EVENTS

On April 21, 2022, the Company granted 103,264 stock options to various directors, officers, employees and consultants of the Company. The options have a term of 5 years, expiring on April 21, 2027. All options vest over a 36-month period, with 34% of the options vesting after 12 months, 33% vesting after 24 months, and 33% vesting after 36 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $13.00 per common share.

On April 21, 2022, the Company granted 291,285 RSU to various directors, officers, employees and consultants of the Company. The RSU will vest on April 21, 2024. The Company also granted 230,769 RSU to an officer of the Company, with one third of the RSU vesting on each of April 21, 2023, October 21, 2023 and April 21, 2024.

On May 11, 2022, a total of 14,584 stock options were exercised for gross proceeds of $65,000.